EXHIBIT 23.4

Independent Auditors’ Consent

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-114300 of The Mosaic Company on Form S-4 of our report dated June 2, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in accounting principle for scheduled maintenance costs and the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations”) related to the consolidated financial statements of Fertifos Administração e Participação S.A. and Subsidiaries appearing in the Proxy Statement/Prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the headings “Experts” in such Proxy Statement/Prospectus.

/s/    Deloitte Touche Tohmatsu

Auditores Independentes

São Paulo, Brazil

September 16, 2004